Interim MD&A - Quarterly Highlights (the "Quarterly Highlights")

For the three month period ended March 31, 2021

Dated: May 5, 2021

INTRODUCTION

The following Management Discussion & Analysis - Quarterly Highlights ("Quarterly Highlights") of CGX Energy Inc. (the "Company" or "CGX") has been prepared to provide material updates to the business operations, liquidity and capital resources of the Corporation since its last management discussion & analysis, being the Management Discussion & Analysis ("Annual MD&A") for the fiscal year ended December 31, 2020. This Quarterly Highlights does not provide a general update to the Annual MD&A, or reflect any non-material events since date of the Annual MD&A.

This Quarterly Highlights has been prepared in compliance with the requirements of section 2.2.1 of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with Annual MD&A, the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 and the unaudited condensed interim consolidated financial statements for the three month periods ended March 31, 2021 and 2020, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at May 5, 2021 unless otherwise indicated.

The unaudited condensed interim consolidated financial statements for the three month periods ended March 31, 2021 and 2020, have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting.

For the purposes of preparing this Quarterly Highlights, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of CGX's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

ADDITIONAL INFORMATION

Additional information is accessible at the Company's website www.cgxenergy.com or through the Company's public filings available on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Highlights includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and other similar words suggesting future outcomes or statements regarding an outlook. Such risks and uncertainties include, but are not limited to, risks associated with the offshore and onshore oil and gas industry (including operational risks in exploration development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resources estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of CGX to obtain all permits, consents or authorizations required for its operations and activities; and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risk of CGX not being able to fund the capital and operating expenses necessary to achieve its business plan, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by CGX. The ability of the Company to carry out its business plan is primarily dependent upon the continued support of its shareholders, the discovery of economically recoverable reserves, the ability of the Company to secure customers for the use of its deepwater harbor upon completion of the project and the ability of the Company to obtain financing to develop such reserves. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of CGX should not place undue reliance on these forward- looking statements.

Although the forward-looking statements contained in this Quarterly Highlights are based on assumptions that management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive. The forward-looking statements contained in this Quarterly Highlights are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward- looking statements are expressly qualified by this cautionary statement.

RECENT HIGHLIGHTS

Highlights of the Company's recent activities to date include the following:

• On April 22, 2021, CGX Resources Inc. ("CRI"), Operator of the Corentyne offshore block entered into an agreement (the "Drilling Contract") with Maersk Drilling Holdings Singapore Pte. Ltd., a subsidiary of The Drilling Company of 1972 A/S, for the provision of a semi-submersible drilling unit, the Maersk Discoverer, and associated services to drill the Kawa-1 well on the Corentyne offshore block. The Company and Frontera Energy Corporation ("Frontera") are joint-venture partners (the "Joint Venture") in the Petroleum Prospecting License for the Corentyne block offshore Guyana. The Joint Venture is targeting an early third quarter spud for the Kawa-1 well in 2021. The primary target for the Kawa-1 well is a Santonian age, stratigraphic trap. The Kawa-1 well is anticipated to be drilled to a total depth of approximately 6,500 meters in a water depth of approximately 370 meters. This Drilling Contract also includes one optional well on the Demerara block. In conjunction with the Drilling Contract between CRI and Maersk, Frontera entered into a separate Deed of Guarantee (the "Deed") with Maersk on April 30, 2021 for certain obligations in connection with the day rates under the Drilling Contract on behalf of CRI, up to a maximum of $25 million subject to a sliding scale mechanism in connection with payments made under the Drilling Contract. Frontera and the Company also entered into an agreement pursuant to which all amounts drawn under the Deed that are attributed to CRI's share of the Joint Venture costs, shall be guaranteed by the Company.

• On April 16, 2021, CGX entered into a non-binding term sheet for a $19 million loan to cover certain budgeted costs as agreed to by Frontera (the "Loan"). The loan is a non-revolving term facility available to be drawdown in tranches until October 31, 2021 and accrues interest at an annual rate of 9.7% per annum until maturity on June 30, 2022, or such later date as determined by Frontera, at its sole discretion. Frontera in its sole discretion, may elect to convert all or a portion of the principal amount of the Loan outstanding into common shares of the Company at a conversion price per common share equal to US$0.712 (being the U.S. dollar equivalent of the C$0.89 closing price of the common shares on the TSX Venture Exchange ("TSXV") prior to the announcement of the Loan), or any higher amount as required by the TSXV, beginning after July 15, 2021, in certain circumstances. The Loan is subject to execution of a definitive agreement between CGX and Frontera, and all regulatory approvals required.

Quarterly Highlights	Page 2 of 16
Three month period ended March 31, 2021

• CRI contracted a pore pressure analysis of the Corentyne Kawa-1 prospect and the Demerara Makarapan-1 prospect. The Corentyne Kawa-1 prospect was completed by P-Ten in February 2021 and the Demerara Makarapan-1 prospect was completed by P-Ten in April 2021.

• CRI contracted a basin modelling study over the Corentyne and Demerara blocks, which was completed in March 2021 by Zetaware.

• In February 2021, CRI contracted Petrostrat to perform a biostratigraphic study of all available paleontological and palynological data in the basin to create a standardized, sub-regional biostratigraphic understanding in an effort to enhance prospectivity for the Demerara and Corentyne Blocks. The study includes 22 wells from both Guyana and Suriname.

• In February 2021, CRI received an addendum to the Demerara PA, subject to final documentation, extending the February 12, 2021 deadline for drilling an exploration well on the Demerara block to no later than February 11, 2022.

• In February 2021, ON Energy Inc. ("ON Energy") received an addendum to the Berbice PA, subject to final documentation, constituting an extension and modification to the workplan on the Berbice block, from completing a seismic program by August 12, 2021 to completing a seismic program and commencement of drilling an exploration well no later than June 15, 2022.

• In October 2020, CRI entered into an agreement with WesternGeco LLC for reprocessing of 3D seismic acquired over the Demerara Block. The project commenced on November 6, 2020 and is expected to be completed by the end of May 2021. The project is currently 85% complete. The total cost is expected to be $1,065,000.

• Starting in October 2020, Grand Canal Industrial Estates Inc. ("Grand Canal"), a wholly-owned subsidiary of the Company, entered into various contracts to recommence work on its Berbice deep water port project. Work has continued during the three month period ended March 31, 2021 and Grand Canal had expended $327,000 for this period. Additionally, the Company awarded contracts for $2,003,000 in April 2021.

• The Company continued to strengthen its board of directors with the addition Professor Mark D. Zoback in February 2021.

UPDATE ON COVID-19

As the global coronavirus pandemic ("COVID-19") continues, CGX has continued with its plan to protect the health and safety of its employees and all stakeholders.

The Company continues to monitor the COVID-19 related situation and act in accordance with the advice provided by regulatory authorities in all the countries within which it operates.

Financial markets may continue to be volatile in Canada in 2021, reflecting ongoing concerns about the stability of the global economy in light of the COVID-19 global pandemic. Additionally, the global economy and the energy industry have been deeply impacted by the effects of the COVID-19 pandemic and related governmental actions. The COVID-19 pandemic and its unprecedented consequences have amplified, and may continue to amplify, risks related to the market prices of and supply and demand for oil and gas, currency exchange rates; inflation rates; the availability of goods and services; legislative, regulatory, or policy changes or cyberattacks; the impact of health and safety and other governmental regulations; deterioration of the economic, and social conditions in Guyana; the ability to access the capital markets and market-related risks. Given the uncertainty regarding the duration and scope of the COVID-19 pandemic and its prolonged impact on the global economy and the oil and gas industry, there can be no assurance that the pandemic will not materially and adversely affect the Company's business, financial condition, cash flows, and results of operations in the future. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and or raising funds. The Company continues to be affected by these trends. Given the uncertainty around the future spread or mitigation of COVID-19, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition. The risk of a resurgence remains high and its potential impact on oil prices and the global economy could result in an economic downturn that could have a material adverse effect on its operations and financial results, cash flow and financial condition of the Company.

Quarterly Highlights	Page 3 of 16
Three month period ended March 31, 2021

The future performance of the Company will depend on the exploration and development of its properties in Guyana. The Company may have difficulties raising equity for the purpose of carrying out exploration and development activities with respect to its Guyana properties, particularly without excessively diluting present shareholders of the Company.

CORPORATE OVERVIEW AND OUTLOOK

CGX is an oil and gas exploration company headquartered in Toronto, Canada. CGX was incorporated in 1998 for the primary purpose of exploring for hydrocarbons in Guyana, South America. As at May 3, 2021, CGX holds an interest in three Petroleum Agreements (known as the Corentyne, Berbice and Demerara Blocks) covering approximately 11,005.2 km2 (approximately 7,183.0 net km2) offshore and onshore Guyana.

CGX has four direct subsidiaries: (i) CRI, a wholly-owned subsidiary, which is incorporated pursuant to the laws of Bahamas; (ii) ON Energy, a corporation subsisting under the laws of Guyana, 62% of the voting shares of which are owned by CGX; (iii) GCIE Holdings Limited ("GCIE"), a wholly-owned subsidiary, which is incorporated pursuant to the laws of Barbados and owns 100% of the shares of Grand Canal, a corporation subsisting under the laws of Guyana; and (iv) CGX Energy Management Corp. ("CGMC"), a wholly owned subsidiary, which is incorporated pursuant to the laws of the State of Delaware, USA.

Carrying on Business in Guyana

The exploration activities of CGX are currently conducted in Guyana through its subsidiaries.

Guyana is situated on the northern coast of the South American continent. It is bound on the north by the Atlantic Ocean, on the east by Suriname, on the south-west by Brazil and on the north-west by Venezuela. Guyana's total area is approximately 215,000 km2, slightly smaller than Great Britain. Its coastline is approximately 4.5 feet below sea level at high tide, while its hinterland contains mountains, forests, and savannahs. This topography has endowed Guyana with its extensive network of rivers and creeks as well as a large number of waterfalls. Guyana is endowed with natural resources including fertile agricultural land and rich mineral deposits (including gold, diamonds and semi-precious stones, bauxite and manganese).

Guyana is divided into three counties (Demerara, Essequibo, and Berbice) and 10 administrative regions. Georgetown is the capital city of Guyana, the seat of government, the main commercial center, and the principal port. In addition to Georgetown, Guyana has six towns of administrative and commercial importance which are recognized municipal districts; each has its own mayor, council and civic responsibilities.

Quarterly Highlights	Page 4 of 16
Three month period ended March 31, 2021

Guyana is an independent republic headed by the president and National Assembly. Guyana is a member of the British Commonwealth of Nations, with a legal system based for the most part on British Common Law.

The Petroleum Regime in Guyana

Under the Guyana Petroleum Act, PAs, and associated PPLs, for petroleum exploration in Guyana are executed by, and subject to the approval of, the Minister Responsible for Petroleum. Within Guyana, subsurface rights for minerals and petroleum are vested in the state. PAs may address the following matters: (i) granting of requisite licences; (ii) conditions to be included in the granting or renewal of such licences; (iii) procedure and manner with respect to the exercise of Ministerial discretion; and (iv) any matter incidental to or connected with the foregoing.

The GGMC is the statutory body responsible for administering PAs and PPLs for petroleum exploration in Guyana. The GGMC has been charged with the responsibility for managing the nation's mineral resources.

In order to obtain a PPL, the licensee must:

• submit a PPL application to the Minister Responsible for Petroleum, including a detailed annual work program and budget; and

• agree to comply with licence conditions stipulated by the Minister Responsible for Petroleum, including conditions stipulated in the applicable governing PA.

A PA and an associated PPL enable the holder to conduct prospecting and exploration activities for petroleum on the subject property in accordance with the terms and conditions of such PA and PPL. A PPL is issued for an initial period not exceeding four years, and is renewable for up to two additional three-year periods. In the event of a discovery, the holder may apply for a 20-year PPL, renewable for a further 10 years.

CGX's Petroleum Agremments ("PAs") and Petroleum Prospecting Licences ("PPLs")

Corentyne PA and PPL

On November 27, 2012, CRI was issued a new PPL and PA for the Corentyne block offshore Guyana. On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA ("COR Addendum I"). Under the terms of the COR Addendum I, the Company's work commitments were modified and the Company relinquished 25% of the original contract area block. Effective May 20, 2019 and as at December 31, 2020 and 2019, the Corentyne PPL and PA is 66.667% owned by CRI. During the year ended December 31, 2019, the CRI received an addendum ("COR Addendum II") to the COR Addendum I on the Corentyne PPL as follows:

First Renewal Period, Phase Two (27th November 2017 to 27th November 2019)

"During phase two of the first renewal period, the Company shall complete additional seismic acquisition or seismic processing."

Second Renewal Period, Phase One (27th November 2019 to 26th November 2020)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

During the year ended December 31, 2020, the Company received a third addendum ("COR Addendum III") whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (27th November 2019 to 26th November 2021)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

Quarterly Highlights	Page 5 of 16
Three month period ended March 31, 2021

As part of the COR Addendum III during the year ended December 31, 2020, the Company has agreed to amend its 54.96 acres lease on the staging facility to reflect acreage containing no more than 30 acres.

The table below outlines the commitments under the Addendum I as at March 31, 2021:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Commence planning to drill 1 exploration well (Completed)	Nov 27, 2016 - Nov 27, 2017
- At the end of phase one of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has committed to complete work in phase 2)
	Phase Two - 24 Months	Complete additional seismic acquisition or reprocessing (Completed)	Nov 27, 2017 - Nov 27, 2019
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 24 Months	Drill 1 exploration well	Nov 27, 2019 - Nov 26, 2021
- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.
	Phase Two - 12 Months	Drill 1 exploration well	Nov 26, 2021 - Nov 26, 2022
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

The Company has submitted its proposed 25% acreage relinquishment which are required by the Corentyne PA to the Department of Energy ("DOE") and the Guyana Geology and Mines Commission ("GGMC") and is now awaiting the agreement of these agencies on the acceptance of the proposed relinquishment and final instruments to formally move into the second renewal period of the Corentyne PA.

Demerara PA and PPL

On February 12, 2013, CRI entered into the Demerara PPL and PA covering 3,975 km2, the same area of the former Annex PPL, which was a subset of the Company's original Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA ("DEM Addendum I"). Under the terms of the DEM Addendum I, the Company's work commitments were modified and the Company relinquished 25% of the original contract area block. Effective May 20, 2019 and as at March 31, 2021 and December 31, 2020, the Demerara PA and PPL is 66.667% owned by CRI.

On February 12, 2021, the Company received an addendum, subject to final documentation, ("DEM Addendum II"), whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th February 2022)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

The table below outlines CRI's commitments under Addendum II as at March 31, 2021:

Quarterly Highlights	Page 6 of 16
Three month period ended March 31, 2021

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Conduct additional data processing and planning for 1st exploration well (Conducted)	Feb 12, 2017 - Feb 12, 2018
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has committed to complete work in phase 2)
	Phase Two - 24 Months	Complete any additional processing and planning, and secure all regulatory approvals for the drilling of 1st exploration well (Completed)	Feb 12, 2018 - Feb 12, 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 24 Months	Drill 1 exploration well	Feb 12, 2020 - Feb 11, 2022
- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.
	Phase Two - 12 Months	Drill 1 exploration well	Feb 11, 2022 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

In 2020, CRI submitted its proposed 25% acreage relinquishment which is required by the Demerara PA to the GGMC and Ministry of Natural Resources and is awaiting the agreement from these agencies on the proposed relinquishment and final instruments to formally move into the Second Renewal Period of the PA.

Berbice PA and PPL

On February 12, 2013, ON Energy entered into the Berbice PPL and PA covering 3,295 km2, the same area as the former Berbice PA issued on October 1, 2003, combined with the onshore portion of the Company's former Corentyne PA. The Berbice PPL is 100% owned by ON Energy, which is owned 62% by CGX. On December 15, 2017, ON Energy was issued an addendum to the February 12, 2013 PA ("BER Addendum I"). Under the terms of the BER Addendum I, the Company's work commitments were modified.

On February 12, 2021, the Company received an addendum, subject to final documentation, ("BER Addendum II"), whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th August, 2022)

"During phase one of the second renewal period, the Company shall complete a seismic program and complete all processing and interpretation so as to inform and lead to the drilling of at least one (1) Exploration Well by the June 15, 2022."

Quarterly Highlights	Page 7 of 16
Three month period ended March 31, 2021

The table below outlines ON Energy's commitments under Addendum II as at March 31, 2021:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 18 Months	Compile all relevant data, information and budgetary allocations for a geochemical survey and submit to the GGMC for approval (Completed)	Feb 12, 2017 - Aug 12, 2018
- Al the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two -18 Months	(a) Complete a geochemical survey of a minimum 120 sq km (Completed) (b) Commence a seismic program defined by the geochemical survey (Completed)	Aug 12, 2018 -Feb 1Z 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 30 Months	Complete seismic program and all associated processing and interpretation and drill 1 exploration well by June 15, 2022	Feb 12 2020 - August 12, 2022
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two - 6 Months	Drill 1 exploration well	August 12, 2022 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

In 2020, ON Energy submitted its proposed 25% acreage relinquishment which is required by the Berbice PA to the GGMC and Ministry of Natural Resources and is awaiting the agreement from these agencies on the proposed relinquishment and final instruments to formally move into the Second Renewal Period of the PA.

GUYANA OPERATIONS

Corentyne PA, Guyana

The original Corentyne PA covered approximately 11,683 km2 under two separate PPLs. The Annex PPL (4,047 km2) was held 100%, as was the offshore portion of the Corentyne PPL (6,070 km2), while the onshore portion of the Corentyne PPL (1,566 km2) was held net 62% by CGX through ON Energy.

The original Corentyne PA was awarded to CRI in 1998, following which CRI began an active exploration program consisting of an 1,800 km 2D seismic acquisition and preparations to drill the Eagle well. The Eagle drilling location in 2000 was inside of Guyana,15 km from the Guyana-Suriname border. However, a border dispute between Guyana and Suriname led to CRI being forced off the Eagle location before drilling could begin. As a result of that incident, all active offshore exploration in Guyana was suspended by CGX and the other operators in the area. On September 17, 2007, the International Tribunal on the Law of the Sea ("ITLOS") awarded a maritime boundary between Guyana and Suriname. In the decision, ITLOS determined that it had the jurisdiction to decide on the merits of the dispute and that the line adopted by ITLOS to delimit the parties' continental shelf and exclusive economic zone follows an unadjusted equidistance line. The arbitration was compulsory and binding. CGX financed a significant portion of Guyana's legal expenses at a cost of $9.8 million. The decision was beneficial for CGX, as it concluded that 93% of CRI's Corentyne PPL would be in Guyana territory.

Quarterly Highlights	Page 8 of 16
Three month period ended March 31, 2021

Because CRI was prevented from gaining unhindered access to a portion of the original Corentyne PPL area during the seven-year resolution, the term of the contract was extended to June 2013.

In 2008, CRI was the first company to commit to acquire 3D seismic in Guyana when it acquired a 505 km2 3D seismic program to enhance its interpretation of its newly defined Eagle Deep prospect, a large stratigraphic trap in the Cretaceous. The cost of the seismic program was approximately $8 million. Processing and interpretation of the 3D seismic was completed in 2009.

Based on the interpretation of the 3D seismic volume and concurrent activities on both sides of the Atlantic margin, CRI interpreted numerous prospects on the Corentyne PPL. The Eagle-1 well spud on February 13, 2012, and was initially budgeted for 60 days of drilling. The well experienced weather delays and mechanical issues which extended operations to 107 days. In May 2012, the Company completed the analyses of the results of its Eagle-1 well which was declared a dry-hole encountering hydrocarbon shows in three formations, however, the potential reservoir sands proved to be water-bearing. CGX recognized the total cost of Eagle-1 well as a dry-hole expense in the consolidated financial statements for the years ended December 31, 2013 and 2012.

On November 27, 2012, CRI received a new Corentyne PA, offshore Guyana, renewable after four years for up to six additional years. The New Corentyne PA applies to the former offshore portion of the Corentyne PPL, covering 6,212 km2.

On December 15, 2017, CRI was issued COR Addendum I to the November 27, 2012 PA. Under the terms of the COR Addendum I to the new Corentyne PA beginning November 27, 2017, the Company's work commitments were modified. At the end of the of the first renewal period on or before November 27, 2019, the Company shall relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. CRI relinquished 25% of the area of the Corentyne PPL as a result of entering into COR Addendum I, resulting in a reduction of acreage to 4,709 km2.

On January 30, 2019, CRI and Frontera Energy Guyana Corp ("FEGC') executed Joint Operating Agreements ("JOAs") providing for FEGC to acquire a 33.333% interest in CRI's Corentyne and Demerara PPLs and PAs, in exchange for a $33,333,000 signing bonus. FEGC agreed to pay one-third of the applicable costs plus an additional 8.333% of CRI's direct drilling costs for the initial exploratory commitment wells in the two blocks. The additional 8.333% carry provided shall be subject to a maximum gross amount (including tax and all costs) of (i) $30,000,000 for drilling the first exploratory well under the Corentyne PA and (ii) $40,000,000 for drilling the first exploratory well under the Demerara PA. On May 28, 2019, the transfers of the 33.333% interest in both the Corentyne and Demerara PPL and PA were completed. The transfers are effective May 20, 2019.

In August 2019, CRI was issued COR Addendum II to the November 27, 2012 PA. Under the terms COR Addendum II to the new Corentyne PA beginning November 27, 2017, the work commitments were modified where by the order of its next two commitments under the new Corentyne PA were reversed.

Commencing in October 2019, a 3D seismic survey of 582 km2 was shot on the northern portion of the Corentyne PPL to image an area not previously covered by 3D seismic data adjacent to the recent Pluma and Haimara discoveries on the Stabroek block.

CRI contracted McDaniel and Associates Consultants Ltd. to complete an independent resource report on September 10, 2020. The report was completed on October 20, 2020.

On November 26, 2020, CRI received COR Addendum III whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (27th November 2019 to 26th November 2021)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

Quarterly Highlights	Page 9 of 16
Three month period ended March 31, 2021

In 2020, CRI submitted its proposed 25% acreage relinquishment which are required by the Corentyne PA to the GGMC and the Ministry of Natural Resources and is now awaiting the agreement of these agencies on the acceptance of the proposed relinquishment and final instruments to formally move into the second renewal period of the Corentyne PA.

Berbice PA, Guyana

In 2003, CGX, through its 62% owned subsidiary ON Energy, applied for and was granted the Berbice PPL and PA consisting of approximately 1,566.2 km2 adjacent to the Corentyne onshore PPL. On the two onshore PPLs, ON Energy completed aeromag re-interpretation, a geochemical sampling program and a 2D seismic program, to fulfill the minimum work obligations, plus drilled three exploration wells which were assessed to be dry-holes.

On February 12, 2013, the Government of Guyana issued a new Berbice PA and PPL to ON Energy, comprising the former Berbice PA and the onshore portion of the former Corentyne PPL, covering 3,295 km2. Under the terms of the new Berbice PA, during the initial period of four years, ON Energy had an obligation to conduct an airborne survey comprising a minimum of 1,000 km2 and either conduct a 2D seismic survey comprising a minimum of 100 km2 or drill one exploration well.

On December 15, 2017, the Company was issued BER Addendum I to the February 12, 2013 PA. Under the terms of the new Berbice PA, during phase two of the first renewal period beginning on August 12, 2018, the Company will (a) complete a geochemical survey of a minimum 120 sq km and (b) commence a seismic program defined by the geochemical survey. In 2018, the Company contracted Exploration Technologies Inc., a Houston, Texas based geochemical survey company, to conduct a geochemical survey on its Berbice PPL, onshore Guyana. The field survey started on October 27, 2018 and was completed on November 4, 2018. A total of 317 sample points and 49 blanks were taken. The survey covered a total area of approximately 391 km2. This satisfied part (a) of phase 2 of the first renewal period commitment to complete a geochemical survey of a minimum of 120 km2.

On February 12, 2021, the Company received BER Addendum II, subject to final documentation, whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th August, 2022)

"During phase one of the second renewal period, the Company shall complete a seismic program and complete all processing and interpretation so as to inform and lead to the drilling of at least one (1) Exploration Well by the June 15, 2022."

ON Energy has submitted its proposed 25% acreage relinquishment which is required by the Berbice PA to the GGMC and Ministry of Natural Resources and is awaiting the agreement from these agencies on the proposed relinquishment and final instruments to formally move into the Second Renewal Period of the PA.

Demerara PA, Guyana

On February 12, 2013, the Government of Guyana issued the new Demerara PA and PPL to CRI. The Demerara PA and PPL applies to the former offshore portion of the Annex PPL, covering 3,000 km2, which was a subset of the CRI's original Corentyne PA. Under the terms of the new Demerara PA, during the initial period of four years, CGX had an obligation to conduct a 3D seismic survey of a minimum of 1,000 km2 and to drill one exploration well.

In September 2014, CRI entered into a seismic contract with Prospector PTE. Ltd. ("Prospector") to conduct a 3,116.74 km2 3D seismic survey on the Company's 100% owned Demerara Block as part of its commitments under the Demerara PA and PPL. The aggregate cost of this seismic survey was approximately $19 million with $7 million paid to Prospector by way of issuance of 15,534,310 common shares valued at $0.49 per share, $2.5 million paid in cash thirty days after receipt of their invoice and the remainder of approximately $9.5 million payable in cash twelve months after the conclusion of the seismic survey, being December 2015. As of the date hereof, this amount remains unpaid.

Quarterly Highlights	Page 10 of 16
Three month period ended March 31, 2021

On December 15, 2017, CRI was issued Dem Addendum I to the February 12, 2013 PA. Under the terms of Dem Addendum I to the Demerara PA, during phase two of the first renewal period commencing February 12, 2018, the Company will be required to complete any additional processing and planning, and secure all regulatory approvals for the drilling of first exploration well. At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. CRI relinquished 25% of the area of the Demerara PPL as a result of entering into Demerara Addendum I, resulting in a reduction of acreage to 3,001 km2.

On January 30, 2019, CRI and FEGC executed the JOAs providing for FEGC to acquire a 33.333% interest in CRI's Corentyne and Demerara PPLs and PAs, in exchange for a $33,333,000 signing bonus. FEGC agreed to pay one-third of the applicable costs plus an additional 8.333% of CRI's direct drilling costs for the initial exploratory commitment wells in the two blocks. The additional 8.333% carry provided shall be subject to a maximum gross amount (including tax and all costs) of (i) $30,000,000 for drilling the first exploratory well under the Corentyne PA and (ii) $40,000,000 for drilling the first exploratory well under the Demerara PA. On May 28, 2019, the transfers of the 33.333% interest in both the Corentyne and Demerara PPL were completed. The transfers are effective May 20, 2019.

CRI contracted McDaniel and Associates Consultants Ltd. to complete an independent resource report on September 10, 2020. The report was completed on October 20, 2020.

On February 12, 2021, CRI received Dem Addendum II, subject to final documentation, whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th February 2022)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

In 2020, CRI submitted its proposed 25% acreage relinquishment which is required by the Demerara PA to the GGMC and Ministry of Natural Resources and is awaiting the agreement from these agencies on the proposed relinquishment and final instruments to formally move into the Second Renewal Period of the PA.

CONTRACTURAL COMMITMENTS

Further details of the Company's contractual commitments are included in the unaudited condensed interim consolidated financial statements for the three month periods ended March 31, 2021 and 2020.

Deep Water Port Facility and Logistics Yard, Guyana

CRI acquired a 50 year lease in 2010 (the "Lease"), renewable for an additional term of 50 years, of approximately 55 acres of land situated close to the mouth of the Berbice River on its eastern bank (the "Leased Land"). On November 26, 2020, the Company agreed to amend the Lease to reflect acreage containing no more than 30 acres as part of overall negotiations on COR Addendum III. The relinquishment did not affect Grand Canal's plans for the development of its deep water port project.

The lease was originally acquired in 2010 by CRI and was transferred in 2012 to Grand Canal. Grand Canal plans to build a deep water port on the Leased Land (the "Port"). Grand Canal believes that the Leased Land is the most strategic for a deep water port facility servicing the oil and gas and agricultural industries in Guyana and that the port will benefit from its proximity to the oil and gas industry in Guyana and Suriname. The Port, which is located adjacent to Crab Island on the Eastern Bank of the Berbice River, is 4.8 km from the Atlantic Ocean.

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Three month period ended March 31, 2021

Grand Canal expects that the Port will significantly boost local content engagement in the oil and gas sector and add enhanced logistics capacity for import and export, including expandable capacity to accommodate the possibility of increased product flow to and from the southern states of Brazil. Due to its location close to Suriname, the Port's oil and gas support functions will also help to serve the rapidly growing offshore exploration and development activities in that country's oil and gas sector. The Port will also add significant capacity to the agricultural sector, supporting rice, sugar, agro-processing and agricultural materials.

Grand Canal has performed various developmental works on the site, including the installation of vertical drains and geotechnical treatment of the land, the building of access roads and the construction of bridges. Grand Canal has updated engineering designs and is in the bidding process to start civil works in the second quarter of 2021.

The project, with current estimates for a fully developed port involving investment in the range of US$130MM, targets full operation of the oil and gas support base in early 2022 and full operation of the cargo terminal aspects of the port in 2023.

For the three month periods ended March 31, 2021, the Company incurred additions of $327,256 (year ended December 31, 2020 - $1,182,228) with respect to expenditures to the Port.

TRENDS

Financial markets may continue to be volatile in Canada in 2021, reflecting ongoing concerns about the stability of the global economy in light of the COVID-19 global pandemic. In addition, recent oil price wars between Saudi Arabia and Russia have had a significant negative impact on the price of oil. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and or raising funds. The Company continues to be affected by these trends.

The future performance of the Company will depend on the exploration and development of its properties in Guyana. The Company may have difficulties raising equity for the purpose of carrying out exploration and development activities with respect to its Guyana properties, particularly without excessively diluting present shareholders of the Company. See "Risks and Uncertainties".

OVERALL PERFORMANCE

The Company has no revenues, so its ability to ensure continuing operations is its ability to obtain necessary financing to complete the acquisition and development of potential oil and gas properties.

The net loss and comprehensive loss for the three months ended March 31, 2021 was $1,766,662 ($0.01 per share) as compared to net income of $62,661 ($0.00 per share) for the three months ended March 31,

2020. Net loss for the period is consistent with prior periods as expected, except for the following:

CGX incurred a gain on revaluation of warrant liability of $Nil (2020 - $2,858,000) for the three months ended March 31, 2021. The warrants were recorded as a derivative liability for accounting purposes due to their exercise price being denominated in a currency other than the Company's US dollar functional currency. Warrant liability was booked based on the valuation of warrants using the Black-Scholes model. The liability varied mainly based on the number of warrants outstanding in the period, the current price of the Company's Common Shares, the volatility used in the calculation, the expected remaining life and the remaining underlying assumptions used in the model. Increases or decreases in the value of the warrant liability resulted in a gain or loss on revaluation of warrant liability.

Foreign exchange gain for the three months ended March 31, 2021 was $27,514 (2020 - loss of $411,478). The gain for the period in 2021 was mainly due to an increase of the Canadian dollar on the Company's C$ cash held throughout the period. The loss for the period in 2020 mainly due to the sharp drop of the Canadian dollar on the Company's C$ cash held throughout the period as a result of COVID-19 uncertainty.

Quarterly Highlights	Page 12 of 16
Three month period ended March 31, 2021

Professional fees for the three months ended March 31, 2021 were $586,491 compared to $80,352 in the same period in 2020. These fees were higher primarily due to an increase in legal fees relating to arbitration with Prospector PTE. Ltd. resuming and increased activities related to the Kawa-1 well.

The Company incurred stock-based compensation during the three months ended March 31, 2021 of $329,000 compared to $1,312,000 for the same period in 2020. The difference in the current period is due to fewer options vesting as compared to the prior period. Stock-based compensation expenses are recorded based on the valuation of options using the Black-Scholes model. The expense varies based on the number of options issued and/or vested in the period and the underlying assumptions used in the model.

LIQUIDITY AND FINANCIAL CONDITION

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2021, the Company had a working capital deficiency of $6,735,500 (December 31, 2020 - $2,388,378), consisting of current assets of $8,679,361 (December 31, 2020 - $12,192,211) to settle current liabilities of $15,414,861 (December 31, 2020 - $14,580,589). In order to meet its short-term and longer-term working capital and property exploration expenditures, the Company must secure further financing through a joint venture, property sale or issuance of equity to ensure that its obligations are properly discharged. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. Please refer to "Going Concern Uncertainty and Management's Plans" for further details.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and the Company's financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Going Concern Uncertainty and Management's Plans

The three month periods ended March 31, 2021 and 2020 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a history of operating losses and as at March 31, 2021 had a working capital deficiency of $6,735,500 (December 31, 2020 - $2,388,378) and an accumulated deficit of $299,622,670 (December 31, 20120 - $297,856,008). The ability of the Company to continue as a going concern is dependent on securing additional required financing through issuing additional equity, debt instruments, sale of Company assets, obtaining payments associated with a joint venture farm-out, or otherwise. Given the Company's capital commitment requirements under the Company's PPLs outlined in Note 9 to the unaudited condense interim financial statements, the Company will not have sufficient cash flow to meet its operating requirements for the 12 month period from the balance sheet date. While the Company has been successful in meeting its working capital requirements in the past, believes in the viability of its strategy and that the actions presently being taken will provide the best opportunity for the Company to continue as a going concern, there can be no assurances to that effect. As a result, there exist material uncertainties which cast significant doubt as to the Company's ability to continue as a going concern.

PROPOSED TRANSACTIONS

On April 16, 2021 CGX and Frontera entered into a non-binding term sheet for a $19 million loan to cover certain budgeted costs as agreed to by Frontera.

The Loan will be a non-revolving term facility, that may be drawdown until the earlier of October 31, 2021 or the date on which CGX (or its subsidiaries) enters into a binding transaction that provides funds to repay the amounts outstanding under the Loan. The Loan, together with all interest accrued, will be due and payable on June 30, 2022, or such later date as determined by Frontera, at its sole discretion. Interest payable on the principal amount outstanding will accrue at a rate of 9.7% per annum payable monthly in cash, with interest on overdue interest. If the Loan is extended by Frontera past June 30, 2022, at its sole discretion, the new interest rate will be 15% per annum. The Loan will be secured by all the assets of the Company. The Loan agreement will also include a standby fee of 2% multiplied by the daily average amount of unused commitment under the Loan payable quarterly in arrears during the drawdown period.

Quarterly Highlights	Page 13 of 16
Three month period ended March 31, 2021

Frontera in its sole discretion, may elect to convert all or a portion of the principal amount of the Loan outstanding into common shares of the Company at a conversion price per common share equal to US$0.712 (being the U.S. dollar equivalent of the C$0.89 closing price of the common shares on the TSXV prior to the announcement of the Loan), or any higher amount as required by the TSXV, at any time (A) after July 15, 2021 and on or before February 15, 2022, in certain circumstances, on the condition that Frontera first notifies CGX in writing of its decision to exercise its conversion right, and CGX either (i) fails to notify Frontera, within fifteen calendar days following delivery of the Frontera notice, that it will repay all amounts outstanding under the Loan in cash or (ii) fails to so repay all amounts outstanding under the Loan within fifteen calendar days following CGX's timely notice of its intent to repay the Loan, or (B) after February 15, 2022, on the delivery of a conversion notice by Frontera if CRI has as of July 15, 2021 entered into a binding transaction (which closing is subject to government approval only) that will provide it with funds to repay outstanding amounts under the Loan. The maximum number of common shares that may be acquired by Frontera upon the conversion of the Loan is 26,685,393 common shares.

The Loan is subject to execution of a definitive agreement between CGX and Frontera, and all regulatory approvals required.

PENDING LITIGATION

In September 2014, the Company entered into a contract with Prospector PTE. Ltd. ("Prospector") to conduct a 3D seismic survey on the Company's previously 100% owned Demerara Block as part of its commitments under the Demerara PA. The aggregate cost of this seismic survey was approximately $19 million with $7 million paid to Prospector by way of issuance of 15,534,310 common shares, $2.5 million paid in cash in 2014 and the remainder of approximately $9.5 million payable in cash twelve months after the conclusion of the seismic survey (December 2015), which is included in trade and other payables as at March 31, 2021 and December 31, 2020. In accordance with the contract with Prospector, the amounts outstanding twelve months after the conclusion of the seismic survey shall accrue interest at a rate of 12% per annum. On October 3, 2016, the Company renegotiated the interest rate down from 12% per annum to 6% per annum and agreed to have Prospector complete the seismic processing of the seismic survey. In exchange, CGX has agreed to be responsible under certain circumstances to Prospector for up to a maximum of $500,000. The processing began in late 2016 and was substantially completed in 2017 and as a result, the Company has recorded a provision of $500,000 recorded in trade and other payables as at March 31, 2021 and December 31, 2020.

In July 2018, Prospector filed a request for arbitration against CGX and CGX Resources in the International Chamber of Commerce ('ICC") for repayment of the debt accrued under Seismic Acquisition dated September 2014 contract (and the addendum thereto) for the acquisition of 3D seismic data on the Demerara Block. Prospector requested that the International Court of Arbitration of the ICC constitute the arbitral tribunal and requested that the tribunal award to Prospector the relief of (i) the amount $12,420,442 being the amount Prospector alleged it was owed as at May 1, 2018, (ii) any interest that will continue to accrue from May 1, 2018 until the date of the award in the amount of 6% per annum based on the Deed of Addendum 1 (the "Addendum") between CGX and Prospector dated October 3, 2016, (iii) post- award interest in the amount of 6% per annum until payment as per the Addendum, and (iv) cost and reasonable and necessary attorney's fees incurred by Prospector in bringing forward the arbitration (the "Arbitration"). It was subsequently agreed that the Tribunal had no jurisdiction over CGX Resources.

Quarterly Highlights	Page 14 of 16
Three month period ended March 31, 2021

On April 23, 2021, the Company filed its Defence and Counterclaim (along with supporting factual, witness and expert evidence) in the Arbitration against Prospector at the International Chamber of Commerce for $26,083,000, plus interest and costs, for damages it claims to have suffered. The contingent gains, if any, are not recorded as at March 31, 2021 or and December 31, 2020 as the outcome of these proceedings is still unknown and there can be no assurances that the Company will be successful in its lawsuit or that it will be able to collect any damages that it may be awarded.

RELATED PARTY TRANSACTIONS

Under IFRS, parties are considered to be related if one party has the ability to "control" (financially or by share capital) the other party or have significant influence (management) on the other party in making financial, commercial and operational decisions.

The Board approves all related party transactions prior to implementation, engages independent legal counsel, as needed, and meets to deliberate. The Board also reviews the business rationale for any proposed related party transaction and ensures that the transaction is in compliance with applicable securities laws.

The related party transactions listed below were in the normal course of operations and were measured at the exchange amount, which are the amounts of consideration established and agreed to by the related parties.

As at March 31, 2021, Frontera owned approximately 73.85% of the common shares of the Company. Frontera currently holds 212,392,155 common shares of the issued and outstanding shares in the capital of the Company on a non-diluted basis as of May 3, 2021.

Farm in partner over/under call

Under the JOAs, the Company is operator on both the Corentyne and Demerara licences. As operator, the Company makes cash calls from its partner to pay for future licence expenditures. As at March 31, 2021, the Company had cash called and received $78,299 (December 31, 2020 - $149,306 receivable) in advances for future exploration on the Corentyne and Demerara licences.

In addition, as operator of the Corentyne and Demerara licences, the Company receives a fee from its partner to reimburse its indirect costs related to operating the licence. This fee is based on total expenditures under the JOAs. During the three month period ended at March 31, 2021, the Company received fees from its farm in partner of $93,933 (2020 - $11,959).

Key Management

Key management includes the Company's directors, officers and any employees with authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management included:

Three month period ended March 31,	2021	2020
Short-term employee benefits	$395,000	$310,000
Share based payments	257,000	983,000
Total compensation paid to key management	$652,000	$1,293,000

At March 31, 2021, included in trade and other payables is $307,000 (December 31, 2020 - $246,000) due as a result of deferred payment of directors' fees. These amounts are unsecured, non-interest bearing and due on demand. See also Note 16.

Quarterly Highlights	Page 15 of 16
Three month period ended March 31, 2021

RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk and Uncertainties" in the Company's Annual MD&A and Annual Information Form for the fiscal year ended December 31, 2020, available on SEDAR at www.sedar.com.

May 5, 2021

"signed" Suresh Narine	"signed" Tralisa Maraj

Suresh Narine, Executive Chairman	Tralisa Maraj, Chief Financial Officer
and Executive Director (Guyana)

Quarterly Highlights	Page 16 of 16
Three month period ended March 31, 2021